UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51949

Valley Commerce Bancorp

(Exact name of registrant as specified in its charter)

701 West Main Street, Visalia, CA 93291, (559) 622-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 352

Explanatory Note: In accordance with guidance issued by the staff of the Division of Corporation Finance, Valley Commerce Bancorp is filing this Form 15 in reliance on Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by section 601(a)(2) of the Jumpstart Our Business Startups Act, to terminate the registration of its common stock and the preferred stock purchase rights, under Section 12(g) of the Exchange Act and its duty to file reports with respect to the common stock and preferred stock purchase rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, Valley Commerce Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2013	By:	/s/ Roy O. Estridge
Roy O. Estridge
Executive Vice President and Chief Financial Officer